SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

M Coltman, R Devey, T Lemaire, C P Manning, M G A McLintock, N Nicandrou, B Stowe, T Thiam, P Vacassin, S Whitehead

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to persons named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

American Depository Receipts (ADRs) - representing a ratio 1 ADR equals 2 ordinary shares

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited

8.	State the nature of the transaction

Awards given under the Prudential Group Performance Share Plan and Prudential Business Unit Performance Plan, see section 9.

9.	Number of shares, debentures or financial instruments relating to shares acquired

M Coltman

Prudential Group Performance Share Plan – 92,261 ordinary shares

R Devey

Prudential Group Performance Share Plan – 104,089 ordinary shares

Prudential Business Unit Performance Plan – 104,089 ordinary shares

T Lemaire

- Prudential Group Performance Share Plan – 68,579 American Depository Receipts (ADRs) representing 137,158 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

C P Manning

- Prudential Group Performance Share Plan – 151,221 American Depository Receipts (ADRs) representing 302,442 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

- Prudential Business Unit Performance Plan – 151,221 American Depository Receipts (ADRs) representing 302,442 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

M G A McLintock

- Prudential Group Performance Share Plan – 66,238 ordinary shares

N Nicandrou

- Prudential Group Performance Share Plan – 208,179 ordinary shares

B Stowe

- Prudential Group Performance Share Plan – 64,538 American Depository Receipts (ADRs) representing 129,076 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

- Prudential Business Unit Performance Plan – 64,538 American Depository Receipts (ADRs) representing 129,076 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

T Thiam

- Prudential Group Performance Share Plan – 510,986 ordinary shares

P Vacassin

- Prudential Group Performance Share Plan – 142,319 ordinary shares

S Whitehead

- Prudential Group Performance Share Plan – 109,294 ordinary shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

M Coltman, less than 0.004%

R Devey, less than 0.009%

T Lemaire, less than 0.006%

C P Manning, less than 0.03%

M G A McLintock, less than 0.003%

N Nicandrou, less than 0.009%

B Stowe, less than 0.02%

T Thiam, less than 0.03%

P Vacassin, less than 0.006%

S Whitehead, less than 0.005%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

2010 share awards £5.2839

2010 ADR awards US$15.97

14.	Date and place of transaction

London and New York, 1 April 2010

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

M Coltman – 92,261 ordinary shares, less than 0.004%

R Devey – 527,281 ordinary shares, less than 0.03%

T Lemaire – 380,202 ordinary shares, less than 0.02%

C P Manning – 2,272,050 ordinary shares, less than 0.09%

M G A McLintock – 801,569 ordinary shares, less than 0.04%

N Nicandrou – 656,885 ordinary shares, less than 0.03%

B Stowe – 1,129,320 ordinary shares, less than 0.05%

T Thiam – 1,392,812 ordinary shares, less than 0.06%

P Vacassin – 636,868 ordinary shares, less than 0.03%

S Whitehead – 358,652 ordinary shares, less than 0.02%

16.	Date issuer informed of transaction

1 April 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Penny Follows, Shareholder Services and Share Plans Manager, 020 7548 3821

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Secretariat, 020 7548 3805

Date of notification

1 April 2010

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ PENNY FOLLOWS
Penny Follows
Shareholder Services and Share Plans manager